UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Companhia Energética de Minas Gerais - CEMIG

(Exact name of registrant as specified in its charter)

Brazil
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Avenida Barbacena, 1200, Belo Horizonte, M.G.,	30190-131
(Address of principal executive offices)	(zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

American Depositary Shares, each representing	New York Stock Exchange
one Common Share

Common Shares, par value R$5.00 per share	New York Stock Exchange*

*Application to be made for listing, not for trading, but only in connection with the registration of the American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:                            (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of class)

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered.

DESCRIPTION OF COMMON STOCK

General

We are a state-controlled mixed capital publicly held corporation (sociedade por ações de economia mista e de capital aberto) incorporated under the laws of Brazil and registered with the Comissão de Valores Mobiliários (the Brazilian securities regulatory body), or the CVM, under No. 245-3.  At the date of the filing of this Form 8-A, our capital structure will consist of 212,622,503 common shares, with a par value of R$5.00 per common share.

Issued Share Capital

As of December 31, 2006, our capital stock was R$1,621,538,190.25, all of which was fully subscribed and paid in.  The shareholders must approve any capital increase at a shareholders’ meeting.

Rights of Common Shares

Each of our common shares entitles its holder to one vote at an annual or special shareholders’ meeting (assembléia geral ordinária ou extraordinária).  Owners of common shares are entitled to dividends, or other distributions made in respect of common shares, in proportion to their ownership of outstanding shares.  See “— Dividend Policy and Payments” for a more complete description of payment of dividends and other distributions on our common shares.  In addition, upon our liquidation, the common shares are entitled to return of capital in proportion to their share of our net worth.  Holders of our common shares are entitled to participate on a pro rata basis in, but are not liable for, future capital calls by our company.  Our common shares have tag along rights, which enable their holders to, upon the sale of a controlling interest in us, receive 80% of the price paid per common share of the controlling block.

Shareholder Meetings

At our shareholder meetings, shareholders are generally empowered to take any action relating to our corporate purpose and to pass such resolutions as they deem necessary.  The determination of the allocation of our net profits with respect to each fiscal year takes place at the annual shareholder meeting, which is required to held within four months following the end of our fiscal year.

A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting.  The following actions may only be taken at a special shareholders’ meeting:

•              amendment of our by-laws;

•              increases or decreases to our issued capital stock or subscription of new shares;

•              election of members to our board of directors and fiscal council;

•              authorization of the issuance of debentures or any convertible securities;

•                                          suspension of the rights of a shareholder who has violated Brazilian corporate law or our by-laws;

•                                          approval of any merger (fusão) or consolidation (incorporação) with another company in which we are not the surviving company or a spin-off (cisão);

•                                          acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for the issuance of shares of our capital stock;

•                                          approval of our transformation into a limited liability company (sociedade empresária limitada) or any other corporate form;

•                                          approval of any dissolution or liquidation, the appointment and dismissal of the respective liquidator and review of the reports prepared by him or her;

•                                          any action regarding an application for bankruptcy or compulsory rescheduling of our debts;

•                                          approval of the financial statements on an annual basis; and

•                                          cancellation of registration with the CVM as a publicly-held company or delisting of our common shares from the Bolsa de Valores de São Paulo — BOVESPA (the “São Paulo Stock Exchange”), except in the case of a privatization tender offer.

According to the Brazilian corporate law, neither a company’s by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of some specific rights, such as:

•              the right to participate in the distribution of profits;

•                                          the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•                                          the right to preemptive rights in the event of subscription of shares or securities, convertible into shares, except in some specific circumstances under Brazilian corporate law and our by-laws described in “— Preemptive rights”;

•                                          the right to withdraw from the company in the cases specified in the Brazilian corporate law, described in “— Withdrawal rights and redemption”; and

•                                          the right to supervise our management according to the Brazilian corporate law.

Quorum

As a general rule, Brazilian corporate law provides that a quorum at a shareholders’ meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call.  A quorum for the purposes of amending our by-laws consists of shareholders representing at least two-thirds of our issued and outstanding voting capital on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, with abstentions not taken into account.  However, the affirmative vote of shareholders representing one-half of our issued and outstanding voting capital is required to:

•                                          reduce the percentage of mandatory dividends;

•                                          change our corporate purpose;

•                                          merge us with another company if we are not the surviving company or consolidate us with another company;

•                                          spin off a portion of our assets or liabilities;

•                                          approve our participation in a group of companies (as defined in Brazilian corporate law);

•                                          apply for cancellation of liquidation status;

•                                          approve our dissolution;

•                                          approve the compulsory transfer of all of our shares to another company in order to make us a wholly-owned subsidiary of that other company (incorporação de ações);

•                                          create preferred shares or to increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our by-laws; and

•                                          modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares.

In the last two cases, the effectiveness of the decision depends on the previous approval or ratification by the affirmative vote of holders representing one-half of each negatively affected class of preferred shares in a special shareholders meeting called by our management and set forth according to the Brazilian corporate law.

Notice of our Shareholders’ Meetings

Notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de Minas Gerais, the official newspaper of the State of Minas Gerais, and in the newspapers Gazeta Mercantil and O Tempo.  The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call.  However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the meeting.

Location of our Shareholders’ Meetings

Our shareholders’ meetings take place at our head offices in Avenida Barbacena, 1200, Belo Horizonte, Minas Gerais.  Brazilian corporate law allows our shareholders to hold meetings outside our head offices in the event of force majeure, provided that the meetings are held in the City of Belo Horizonte and the relevant notice contains a clear indication of the place where the meeting will occur.

Who May Call our Shareholders’ Meetings

In addition to our board of directors, shareholders’ meetings may also be called by:

•                                          any shareholder, if our directors fail to call a shareholders’ meeting within 60 days after the date they were required to do so under applicable laws and our by-laws;

•                                          shareholders holding at least five percent of our capital stock, if our directors fail to call a meeting within eight days after receipt of a request to call the meeting by those shareholders indicating the proposed agenda;

•                                          shareholders holding at least five percent of our (1) voting shares or (2) non-voting shares, if our directors fail to call a meeting within eight days after receipt of a request to call the meeting for the implementation of the fiscal council; and

•                                          our fiscal council, if the board of directors fails to call an annual shareholders’ meeting within one calendar month after the date it was required to do so under applicable laws or fails to call a special shareholders’ meeting in the case of serious and urgent matters affecting us.

Conditions of Admission

Shareholders attending our shareholders’ meeting must provide their identification cards and produce proof of ownership of the shares they intend to vote.

A shareholder may be represented at a shareholders’ meeting by a proxy, as long as the proxy is appointed less than a year before the shareholders’ meeting.  The proxy must be a shareholder, one of our executive officers or directors, an attorney or a financial institution. An investment fund must be represented by its investment fund officer.

Directors

Election of Directors

Our by-laws require that our board of directors consist of 14 directors and 14 alternates.  As our majority shareholder, the State Government of Minas Gerais has the right to elect the majority of our board of directors and, therefore, can control the outcome of board of director meetings.   Each holder of our common shares is entitled to vote to elect members of our board of directors.  Pursuant to Brazilian corporate law and the CVM regulations to which we are subject, any shareholder holding at least 5% of our outstanding common shares may request that a cumulative voting procedure be adopted that would entitle each share to a number of votes equal to the current number of members of our board of directors and giving each shareholder the right to either vote cumulatively for a candidate or to distribute its votes among several candidates.  If there is no request for cumulative voting, directors are elected by a majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting.  Pursuant to Brazilian corporate law, holders of common shares representing at least 15% of our voting capital (other than our controlling shareholder) or holders of preferred shares representing at least 10% of our share capital have the right to appoint one member and an alternate to the Board of Directors. If none of the holders of common shares or preferred shares meets the respective thresholds described above, shareholders representing in the aggregate at least 10% of our share capital will be able to combine their holdings to appoint one member and an alternate to the board of directors.  Directors are typically elected at the annual shareholders’ meeting for a term of three years and may be reelected.

Brazilian corporate law requires that each director own at least one share of our company.  There is no mandatory retirement age for directors.

Transactions in which Directors have an Interest

Brazilian corporate law prohibits directors from:

•                                          performing any act of generosity using corporate assets to the detriment of the corporation;

•                                          by virtue of his or her position, receiving any type of direct or indirect personal advantage from third parties without authorization in the by-laws or as a result of a shareholder vote;

•                                          taking part in any corporate transaction in which he or she has an interest that conflicts with an interest of the corporation; and

•                                          accepting loans or using assets held by us for his or her personal interests, or using services or credits held by us for his or her personal interests, for third party interests or for companies in which he or she has interests, without the prior consent of the shareholders or of the board of directors.

The compensation of our directors is determined by the shareholders.

Dividend Policy and Payments

The discussion below summarizes the main provisions of Brazilian corporate law and our by-laws regarding the distribution of dividends, including provisions regarding interest attributed to shareholders’ equity.

Obligatory dividend; priority and amount of dividends

Under our by-laws, we are required to pay to our shareholders, as obligatory dividends, 50% of the net income of the fiscal year ending December 31. Our preferred shares have priority in the allocation of the obligatory dividend for the period in question. The order of priority of the distribution of dividends is as follows:

•                  The annual minimum dividend for the preferred shares: These have preference in the event of reimbursement of shares, and have an annual minimum dividend equal to the greater of the following:

•                  10% of their par value; or

•                  3% of the shareholders’ equity associated with it.

•                  The dividends on the common shares, up to the minimum percentage for the preferred shares.

If a portion of the obligatory dividend remains after the payment of the common dividend, the remaining funds are to be distributed on an equal, pro rata basis with respect to all preferred shares and common shares.

Without prejudice to the obligatory dividend, beginning in fiscal year 2005, every two years, or shorter period if the company’s cash position permits, we will distribute extraordinary dividends, up to the limit of the cash available, as determined by our board of directors, under our Strategic Guidelines Plan and the dividend policy specified in that plan.

The dividends declared, whether obligatory shall be paid in two equal installments, the first by June 30 and the second by December 30 of each year. The extraordinary dividends shall be paid according to the board of directors decision.

Under Brazilian corporate law, the board of directors may declare interim dividends, in the form of interest on capital, to be paid from retained earnings, income reserves or income ascertained in semi-annual or quarterly financial statements. Any interim dividends paid shall be calculated based on the dividend to be paid in the fiscal year in which the interim dividend was declared. Our by-laws authorize our board of directors to declare interim dividends. Any interim dividend paid may be set off against the amount of the obligatory dividend payable for the fiscal year in which the interim dividend was paid.

In the fiscal years in which we do not have sufficient income to pay dividends to our preferred and common shareholders, the State of Minas Gerais guarantees a minimum dividend of 6% of the per value of the preferred or common shares, respectively, per year to all shares in the company issued up to August 5, 2004 and held by individuals.

Amounts available for distribution

The amount available for distribution is calculated on the basis of the financial statements prepared in accordance with accounting practices adopted in Brazil and the procedures described below.

The obligatory dividend is calculated on the basis of adjusted net income, defined as net income after addition or subtraction of: (a) amounts allocated to the legal reserve, (b) amounts destined to the formation of the contingency reserves and reversal of these reserves formed in previous fiscal years, and (c) any unrealized income transferred to the unrealized income reserve account, and any amounts previously posted to this reserve account which have been realized in the fiscal year and used to offset losses.

We are obliged to maintain a legal reserve, to which 5% of the net income of each fiscal year must be allocated until the reserve’s total value is equal to 20% of the company’s total paid-in capital. However, we are not obliged to make any allocation to the legal reserve in relation to any fiscal year in which the sum of the legal reserve and the other established capital reserves exceeds 30% of the company’s total paid-in capital. Any net losses may be charged against the legal reserve.

Under Brazilian corporate law, income in subsidiaries or affiliated companies reported by the equity method, and income on term sales, realizable after the end of the next fiscal year, are also considered to be unrealized income.

The total of income reserves (with the exception of the reserve for contingencies relating to expected losses and the unrealized income reserve), the legal reserve, the special reserves, the reserve for investment projects, and retained earnings may not be greater than the company’s registered capital. The amount in excess of our registered capital must be used to increase our registered capital or be distributed as cash dividends.

Under Brazilian corporate law and our by-laws, dividends not claimed within three years from the date on which they are distributed revert to us.

Interest on equity

Under Brazilian law we may pay interest on equity as an alternative for the distribution of funds to shareholders. Funds distributed as interest on equity qualify within the calculation of minimum dividend established in the by-laws. These amounts may be paid in cash and can be treated as an expense for purposes of the calculation of the income tax and the social contribution tax. The total amount paid in interest on equity is limited to the result of application to the company’s shareholders’ equity of the Long Term Interest Rate (TJLP), published by the Brazilian Development Bank (BNDES) and may not exceed the greater of (i) 50% of the net income(before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders’ equity) for the period in respect to which the payment is made or (ii) 50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made.

Withdrawal Rights and Redemption

Our common shares are not redeemable, except that a dissenting shareholder is entitled under Brazilian corporate law to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

(1)                                   to reduce the mandatory distribution of dividends;

(2)           to change our corporate purposes;

(3)           to merge us with another company or consolidate us;

(4)                                   to transfer all of our shares to another company in order to make us a wholly-owned subsidiary of such company;

(5)                                   to approve the acquisition of control of another company at a price that exceeds certain limits set forth in Brazilian corporate law;

(6)                                   to approve our participation in a centralized group of companies as defined under Brazilian corporate law; or

(7)                                   in the event that the entity resulting from (a) a merger, (b) a transfer of shares as described in clause (4) above or (c) a spin-off that we conduct fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken.

The right of redemption mentioned in items (3), (4) and (6) above may only be exercised if our shares do not satisfy certain tests of liquidity at the time of the shareholder resolution.

Brazilian corporate law also entitles withdrawal rights to dissenting shareholders of preferred shares that are negatively affected by decisions that:

•                  create a new class of preferred shares or disproportionately increase an existing class of preferred shares relative to the other classes of shares (unless such actions are provided for or authorized by the by-laws); and

•                  modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares.

The right of redemption lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting, unless, in the case of the additional withdrawal rights to dissenting shareholders of preferred shares, the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year), in which case the 30-day term is counted from the publication of the minutes of the special meeting.

We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability. Law No. 9,457 dated May 5, 1997, which amended Brazilian corporate law, contains provisions which, among other provisions, restrict redemption rights in certain cases and allow companies to redeem their shares at their economic value, subject to certain requirements. Our by-laws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to Brazilian corporate law would be made at no less than the book value per share, determined on the basis of the last balance sheet approved by the shareholders; provided that if the general shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such general shareholders’ meeting.

According to Brazilian corporate law, we are permitted to redeem our shares if our shareholders decide to do so at a special meeting of the shareholders. The shares to be redeemed are to be chosen by lottery.

Registration of our Shares

Our shares are held in book-entry form with Banco Itaú S.A., which requires presentation of a written order of the transferor or a judicial authorization or order to effect such transfers.

Preemptive Rights

Our shareholders have a general preemptive right to subscribe for shares in any capital increase according to the proportion of their shareholdings, except if such capital increase is paid with tax benefits revenues.  Our shareholders also have a general preemptive right related to any securities convertible into shares that we may issue.  In accordance with Brazilian law, a period of at least 30 days is allowed for the exercise of the preemptive right.

Under Brazilian corporate law, holders are permitted to transfer or dispose of their preemptive right for consideration.

In addition, Brazilian corporate law allows companies with authorized capital to give the board of directors the power to exclude preemptive rights or reduce the exercise period of such rights with respect to the issuance of new shares, or any securities convertible into shares up to the limit of the authorized share capital if the distribution of those shares is effected through a stock exchange, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company.

Change of Control

Although our by-laws do not provide any restrictions concerning a change in our control, a state law authorizing a change of control would be required for a change of control to take place.  Because we are a state-controlled company, the sale of more than 50% of our voting stock by the State Government of Minas Gerais requires the passage of specific authorizing legislation by the legislature of Minas Gerais.

Restriction on Certain Transactions by Controlling Shareholders, Directors, Executive Officers and Members of our Fiscal Council

Our controlling shareholders, directors, executive officers, members of our fiscal council and members of any other technical or advisory body, who are considered insiders under Brazilian securities regulation, must abstain from trading in our securities, including derivatives based on our securities, in the following circumstances:

•                  before the public disclosure of any material act or fact with respect to our business;

•                  during the period preceding an established plan to merge with another company, consolidate, spin of part or all of our assets or reorganize;

•                  during the 15-day period before the disclosure of our quarterly and annual financial statements, except under certain circumstances;

•                  with respect to our controlling shareholders, directors and executive officers, in the event of acquisition or sale of our shares by us or the acquisition or sale of our shares by any of our controlled or affiliated companies or any other company under our common control; and

•                  with respect to members of our management that leave our company before the disclosure of material information which was known by such leaving person, the trading prohibition is extended until (i) six months after the date of such person’s exit; or (ii) until the disclosure by us of the information to the market, except if the trading may intervene in the terms or conditions of the transaction, adversely affecting our shareholders or us.

Going Private Transactions and Delisting from the São Paulo Stock Exchange

Our delisting, as a public company, must be preceded by a tender offer by our controlling shareholders or ourselves for the acquisition of all our then outstanding shares, subject to the conditions below:

•                                          the price offered for the shares under the public offering must be the fair value of those shares, as established in Brazilian corporate law; and

•                                          shareholders holding more than two thirds of our float shares shall have expressly agreed to our decision to become a private company or accepted the offer.

According to Brazilian corporate law, a fair price shall be at least be equal to our valuation, as determined by one or more of the following valuation methods: book value, net book value assessed by market price, discounted cash flow, multiples, price of our shares in the market or any other valuation method accepted by the CVM. This price of the offer may be revised if challenged within 15 days of its publication by holders of at least 10% of our outstanding shares, by means of a request sent to our management that a special shareholders’ meeting be called to decide on whether to request a new valuations under the same or different valuation method. Our shareholders that request a new valuation and those who approve such request shall reimburse us for incurred costs if the new valuation is lower than the challenged valuation. However, if the second valuation is higher, the offeror will have the option to continue the offer with the new price or quit the offer.

Disclosure Requirements

We are subject to the reporting requirements established by Brazilian corporate law and the CVM. Furthermore, because we are listed with the special corporate governance Nível 1 (“Level 1”) of the São Paulo Stock Exchange, a segment of the São Paulo Stock Exchange for companies that follow certain disclosure requirements in addition to those under Brazilian corporate law, we must also follow the disclosure requirements provided for in the Level 1 regulations.

Disclosure of Information

Brazilian securities regulations require that a publicly held corporation provide the CVM and the relevant stock exchanges with periodic information that includes annual information statements, quarterly financial statements, quarterly management reports and independent auditor reports. Brazilian securities regulations also require public companies to file shareholders’ agreements, notices and minutes of shareholders’ meetings and stock option programs with the CVM.

We observe the Level 1 disclosure standards and are required to, among other things:

•                  present a consolidated balance sheet, a consolidated statement of results and the accompanying letter to shareholders;

•                  include, in the explanatory notes to our financial statements, a cash flow statement;

•                  disclose any direct or indirect ownership interest, including beneficial ownership interest, exceeding five percent of our capital stock;

•                  disclose the amount and characteristics of our securities held directly or indirectly by insiders;

•                  disclose changes in the amount of securities held by insiders within the preceding 12 months;

•                  disclose the amount of free float shares and their respective percentage in relation to total shares outstanding, which shall be of at least 25% of shares representing our capital stock;

•                  disclose, at the end of January of each year, an annual schedule of corporate events, and any subsequent changes to the schedule;

•                  disclose any agreements which we have executed with any of our affiliates, subsidiaries, managers (or any company owned or controlled by our managers) or controlling shareholders (or any affiliate or subsidiary of our controlling shareholders), whenever the aggregate value of such agreement exceeds either R$200 thousand or 1% of our net equity.  For each such agreement we must disclose the purpose, term, amounts, provisions for termination and expiration and, if applicable, the influence the agreement may have over our management or business;

•                  hold at least one annual meeting with market analysts and any other interested parties; and

•                  adopt mechanisms that provide for capital dispersion in any public share offerings.

Disclosure of Trading by Insiders

Brazilian securities regulations require our controlling shareholders, management, members of our fiscal council and any other technical or advisory body to disclose to us, the CVM and the São Paulo Stock Exchange the number and types of securities issued by us, our subsidiaries and our controlling companies that are held by them or by persons closely related to them and any changes in their respective ownership positions during the preceding 12 months. The information regarding the acquisition of such securities (amount, price and date of acquisition) must be provided to us within 10 days of the end of the month in which they were acquired.

Disclosure of Material Developments

Under Brazilian securities regulations, we must disclose any material development related to our business to the CVM and the São Paulo Stock Exchange. We are also required to publish a notice of those material developments. A development is deemed material if it has a material impact on the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities. Under special circumstances, we may submit to the CVM a request for confidential treatment for certain material developments.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary bank (the “Depositary”) for the American Depositary Shares.  Citibank, N.A.’s depositary offices are located at 388 Greenwich Street, New York, New York  10013.  American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the Depositary.  ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.”  The Depositary typically appoints a custodian to safekeep the securities on deposit.  In this case, the custodian (the “Custodian”) is Citibank Distribuidora de Títulos e Valores Mobiliários S.A., located at Avenida Paulista 1111, 3o Andar, São Paulo, SP, Brazil.

We have appointed Citibank, N.A. as Depositary pursuant to a deposit agreement by and among Companhia Energética de Minas Gerais — CEMIG, as issuer, Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder (the “Deposit Agreement”).  A copy of the Deposit Agreement is on file with the Securities and Exchange Commission under cover of a Registration Statement on Form F-6.  You may obtain a copy of the Deposit Agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C.  20549 and from the SEC’s website (www.sec.gov).  Please refer to Registration Number 333-142654 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs.  Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the Deposit Agreement and not by this summary.  We urge you to review the Deposit Agreement in its entirety.

Each ADS represents the right to receive one (1) share of our voting common shares (the “Shares”), with a par value of R$5.00 per share, on deposit with the Custodian.  An ADS also represents the right to receive any other property received by the Depositary or the Custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the Deposit Agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs.  The Deposit Agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the Depositary.  As an ADS holder you appoint the Depositary to act on your behalf in certain circumstances.  The Deposit Agreement and the ADRs are governed by New York law.  However, our obligations to the holders of Shares will continue to be governed by the laws of the Federative Republic of Brazil, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the Depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the Depositary (commonly referred to as the “direct registration system” or “DRS”).  The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the Depositary.  Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the Depositary to the holders of the ADSs.  The direct registration system includes automated transfers between the Depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States.  If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner.  Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC.  The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs.  Please consult with your  broker or bank if you have any questions concerning these limitations and procedures.  All ADSs held through DTC will be registered in the name of a nominee of DTC.  This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.”  When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the Custodian.  Your receipt of these distributions may be limited, however, by practical considerations and legal limitations.  Holders will receive such distributions under the terms of the Deposit Agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the Custodian, we will deposit the funds with the Custodian.  Upon receipt of confirmation of the deposit of the requisite funds, the

Depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Brazilian laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States.  The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement.  The Depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the Custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of Shares for the securities on deposit with the Custodian, we will deposit the applicable number of Shares with the Custodian.  Upon receipt of confirmation of such deposit, the Depositary will either distribute to holders new ADSs representing the Shares deposited or modify the ADS-to-Shares ratio, in which case each ADS you hold will represent rights and interests in the additional Shares so deposited.  Only whole new ADSs will be distributed.  Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Shares ratio upon a distribution of Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement.  In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the new Shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable.  If the Depositary does not distribute new ADSs as described above, it may sell the Shares received upon the terms described in the Deposit Agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe additional Shares, we will give prior notice to the Depositary and we will assist the Depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The Depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the Deposit Agreement (such as opinions to address the lawfulness of the transaction).  You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights.  The Depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Shares other than in the form of ADSs.

The Depositary will not distribute the rights to you if:

•                              we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•                              we fail to deliver satisfactory documents to the Depositary; or

•                              it is not reasonably practicable to distribute the rights.

The Depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable.  The proceeds of such sale will be distributed to holders as in the case of  a cash distribution.  If the Depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the Depositary and will indicate whether we wish the elective distribution to be made available to you.  In such case, we will assist the Depositary in determining whether such distribution is lawful and reasonably practicable.

The Depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the Deposit Agreement.  In such case, the Depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the Deposit Agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Brazil would receive upon failing to make an election, as more fully described in the Deposit Agreement.

Other Distributions

Whenever we intend to distribute property other than cash, Shares or rights to purchase additional Shares, we will notify the Depositary in advance and will indicate whether we wish such distribution to be made to you.  If so, we will assist the Depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the Deposit Agreement, the Depositary will distribute the property to the holders in a  manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement.  In order to pay such taxes and governmental charges, the Depositary may sell all or a portion of the property received.

The Depositary will not distribute the property to you and will sell the property if:

•                              we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•                              we do not deliver satisfactory documents to the Depositary; or

•                              the Depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the Custodian, we will notify the Depositary.  If we provide all of the documentation contemplated in the Deposit Agreement, the Depositary will mail notice of the redemption to each of the holders and, to the extent practicable, the Depositary will establish procedures deemed reasonably necessary for the exercise of redemption rights by the holders.

Upon receipt of confirmation that the redemption has taken place and that the funds representing the redemption price have been received, the Depositary will convert the redemption funds received into U.S. dollars upon the terms of the Deposit Agreement, and will distribute the proceeds, retire ADSs and cancel any ADRs upon delivery of such ADRs by holders thereof.  You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs.  If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the Depositary may determine.

Changes Affecting Shares

The Shares held on deposit for your ADSs may change from time to time.  For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or other reclassification of such Shares or a recapitalization, reorganization, merger, consolidation or sale of assets affecting us or to which we are otherwise a party.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Shares held on deposit.  The Depositary may in such circumstances deliver new ADSs to you, amend the Deposit Agreement, the applicable ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADRs for new ADRs, if applicable, and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares.  If the Depositary may not lawfully distribute such property to you, the Depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Shares

The Depositary may create ADSs on your behalf if you or your broker deposit Shares with the Custodian.  The Depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Shares to the Custodian.  Your ability to deposit Shares and receive ADSs may be limited by U.S. and Brazilian legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the Depositary or the Custodian receives confirmation that all required approvals have been given and that the Shares have been duly transferred to the Custodian.  The Depositary will only issue ADSs in whole numbers.

When you make a deposit of Shares, you will be responsible for transferring good and valid title to the Depositary.  As such, you will be deemed to represent and warrant that:

•                              the Shares are duly authorized, validly issued, fully paid, non assessable and legally obtained;

•                              all preemptive (and similar) rights, if any, with respect to such Shares have been validly waived or exercised;

•                              you are duly authorized to deposit the Shares;

•                              the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the Deposit Agreement); and

•                              the Shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the Depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby.  For transfers of ADRs, you will have to surrender the ADRs to be transferred to the Depositary and also must:

•                              ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•                              provide such proof of identity and genuineness of signatures as the Depositary deems appropriate;

•                              provide any transfer stamps required by the State of New York or the United States; and

•                              pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the Deposit Agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the Depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the Deposit Agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the Depositary for cancellation and then receive the corresponding number of underlying Shares at the Custodian’s offices.  Your ability to withdraw the Shares may be limited by U.S. and Brazilian law considerations applicable at the time of withdrawal.  In order to withdraw the Shares represented by your ADSs, you will be required to pay to the Depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Shares being withdrawn.  You assume the risk for delivery of all funds and securities upon withdrawal.  Once canceled, the ADSs will not have any rights under the Deposit Agreement.

If you hold ADSs registered in your name, the Depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the Depositary may deem appropriate before it will cancel your ADSs.  The withdrawal of the Shares represented by your ADSs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations.  Please keep in mind that the Depositary may refuse to accept ADSs for cancellation that represent a number other than whole number of Shares on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time subject to:

•                              temporary delays that may arise because (i) the transfer books for the Shares or ADSs are closed, or (ii) Shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•                              obligations to pay fees, taxes and similar charges;

•                              restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit; and

•                              certain other circumstances contemplated by the instructions to Form F-6.

The Deposit Agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the Deposit Agreement to instruct the Depositary to exercise the voting rights for the Shares represented by your ADSs.

At our request, the Depositary will distribute to you any notice of a shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs.

If the Depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote, or cause the Custodian to vote, the securities represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit.  We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner.  Securities for which no voting instructions have been received by the Depositary will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the Depositary:

Service		Fees
•	Issuance of ADSs	•	Up to U.S. 5¢ per ADS issued

•	Cancellation of ADSs	•	Up to U.S. 5¢ per ADS canceled

•	Distribution of cash dividends or other cash distributions	•	Up to U.S. 2¢ per ADS held

•	Distribution of ADSs pursuant to stock dividends or other free stock distributions, or exercise of rights to purchase additional ADSs.	•	Up to U.S. 5¢ per ADS issued

•	Distribution of securities other than ADSs or rights to purchase additional ADSs	•	Up to U.S. 5¢ per ADS issued

•	Transfer of ADRs	•	U.S. $150 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the Depositary and certain taxes and governmental charges such as:

•                              fees for the transfer and registration of Shares charged by the registrar and transfer agent for the Shares in Brazil (i.e., upon deposit and withdrawal of Shares);

•                              expenses incurred for converting foreign currency into U.S. dollars;

•                              expenses for cable, telex and fax transmissions;

•                              fees and expenses in connection with compliance with exchange control regulations and other regulatory requirements applicable to the Shares, ADSs and ADRs; and

•                              fees and expenses incurred in connection with the delivery of Shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the Depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the Depositary and by the brokers (on behalf of their clients) delivering the ADSs to the Depositary for cancellation.  The brokers in turn charge these fees to their clients.  Depositary fees payable in connection with distributions of cash or securities to ADS holders and the Depositary services fee are charged by the Depositary to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted by the Depositary from the cash being distributed.  In the case of distributions other than cash (i.e., stock dividend, rights), the Depositary charges the applicable fee to the ADS record date holders concurrent with the distribution.  In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the Depositary sends invoices to the applicable record date ADS holders.  In the case of ADSs held in brokerage and custodian accounts (via DTC), the Depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts.  The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the Depositary.

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of or reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the Deposit Agreement upon such terms and conditions as we and the Depositary may agree from time to time.

Amendments and Termination

We may agree in writing with the Depositary to modify the Deposit Agreement at any time without your consent.  We are required to give holders 60 days’ prior notice of any amendment or supplement which imposes or increases any fees or charges (subject to certain exceptions for governmental and other charges) and any modifications that would materially prejudice any substantial rights of holders or beneficial owners of ADSs under the Deposit Agreement.  We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act of 1933, as amended, or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay.  In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the Deposit Agreement if you continue to hold your ADSs after the modifications to the Deposit Agreement become effective.  The Deposit Agreement cannot be amended to prevent you from withdrawing the Shares represented by your ADSs (except as required by law).

We have the right to direct the Depositary to terminate the Deposit Agreement. Similarly, the Depositary may in certain circumstances on its own initiative terminate the Deposit Agreement.  In either case, the Depositary must give notice to the holders of the ADSs at least 90 days before termination.  Until termination, your rights under the Deposit Agreement will be unaffected.

Upon termination, the following will occur under the Deposit Agreement:

•                              For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the Shares represented by your ADSs and the delivery of all other property held by the Depositary in respect of those Shares on the same terms as prior to the termination.  During such six months’ period the Depositary will continue to collect all distributions received on the Shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•                              After the expiration of such six months’ period, the Depositary may sell the securities held on deposit.  The Depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account.  At that point, the Depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of the Depositary

The Depositary will maintain ADS holder records.  You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADSs or the Deposit Agreement.

The Depositary will maintain in the borough of Manhattan, The City of New York, facilities to record and process the issuance and delivery, registration of issuances cancellation, combination, split-up and transfer of ADSs.  These facilities may be closed from time to time when deemed necessary or advisable by the Depositary in good faith in connection with the performance of its duties, or at the written request of the Company, in each case to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The Deposit Agreement limits our obligations and the Depositary’s obligations to you.  Please note the following:

•                              We and the Depositary are obligated only to take the actions specifically stated in the Deposit Agreement without negligence or bad faith.

•                              The Depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the Deposit Agreement.

•                              The Depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in the Shares, for the validity or worth of the Shares, for any tax consequences that may result from the ownership of ADSs or the Shares, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the Deposit Agreement, or for the timeliness of any of our notices or for our failure to give notice.

•                              We and the Depositary will not be obligated to perform any act that is inconsistent with the terms of the Deposit Agreement.

•                              We and the Depositary disclaim any liability if we are prevented or forbidden from, or subject to any civil or criminal penalty or restraint for, acting on account of any law or regulation, any provision of our Estatuto Social, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•                              We and the Depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the Deposit Agreement or in our Estatuto Social or in any provisions of securities on deposit.

•                              We and the Depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder or beneficial owner of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•                              We and the Depositary also disclaim liability for any inability by a holder or beneficial owner of ADSs to benefit from any distribution, offering, right or other benefit which is made available to holders of Shares but is not, under the terms of the Deposit Agreement, made available to you.

•                              We and the Depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the Deposit Agreement.

•                              We and the Depositary and the Custodian may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

The Depositary may, in certain circumstances, issue ADSs before receiving a deposit of Shares or release Shares before receiving ADSs for cancellation.  These transactions are commonly referred to as “pre-release transactions.”  The Deposit Agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.).  The Depositary may retain any compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs.  We, the Depositary and the Custodian may withhold or deduct from any distribution the taxes and governmental charges payable by holders or beneficial owners of ADSs and may sell any and all deposited Shares to pay the taxes and governmental charges payable by holders or beneficial owners of ADSs.  You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The Depositary may refuse to issue ADSs, to deliver ADRs, register the transfer of ADSs, register the split-up or combination of ADRs or to release securities on deposit until all taxes, charges, penalties or interest are paid by the applicable holder of ADSs.  The Depositary and the Custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf.  However, you may be required to provide to the Depositary and to the Custodian proof of taxpayer status and residence and such other information as the Depositary and the Custodian may require to fulfill legal obligations.  You are required to indemnify us, the Depositary and the Custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The Depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the Deposit Agreement.  You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency and the transfer and distribution of the proceeds of such conversion is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the Depositary may take one or more of the following actions in its discretion:

•                              make such conversion and distribution in U.S. dollars to the holders for whom the conversion, transfer and distribution is lawful and practical;

•                              distribute the foreign currency to holders for whom the distribution is lawful and practical; or

•                              hold the foreign currency (without liability for interest) for the applicable holders.

Item 2.  Exhibits.

1.               Corporate by-laws of CEMIG, as amended.

2.               Form of Deposit Agreement by and among the registrant, Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) to our Registration Statement on Form F-6 (Registration No. 333-142654) filed on May 7, 2007).

3.               Form of American Depositary Receipt in the Deposit Agreement (included in Exhibit 2).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS
GERAIS — CEMIG

	By:	/s/ Djalma Bastos de Morais
	Name:	Djalma Bastos de Morais
	Title:	Chief Executive Officer

Date: June 5, 2007